Filed by Flagstone Reinsurance Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: IPC Holdings, Ltd.
Commission File No.: 000-27662

The following slides were presented as part of the webcast and conference call hosted by Flagstone Reinsurance Holdings Limited at 10 a.m. EST on July 6, 2009 to discuss the offer for IPC Holdings, Ltd.

Acquisition of IPC Holdings, Ltd.
PROPERTY | PROPERTY CATASTROPHE | SPECIALTY LINES | SHORT-TAIL CASUALTY

SAFE HARBOUR STATEMENT
This presentation may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or referenced in this presentation which address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "will," "believe," "intend," "expect," "anticipate," "project," "estimate," "predict" and similar expressions are also intended to identify forward-looking statements. These forward-looking statements include, among others, statements with respect to the proposed acquisition of IPC Holdings, Ltd., the possible business and financial results of the combined companies and Flagstone’s: growth in book value per share or return on equity; business strategy; financial and operating targets or plans; incurred losses and the adequacy of its loss and loss adjustment expense reserves and related reinsurance;
projections of revenues, income (or loss), earnings (or loss) per share, dividends, market share or other financial forecasts;
expansion and growth of our business and operations; and future capital expenditures.
These statements are based on certain assumptions and analyses made by Flagstone in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties that could cause actual results to differ materially from expectations, including: the risks described in our Annual Report or Form 10-Q; claims arising from catastrophic events, such as hurricanes, earthquakes, floods or terrorist attacks; the continued availability of capital and financing; general economic, market or business conditions; business opportunities (or lack thereof) that may be presented to it and pursued; competitive forces, including the conduct of other property and casualty insurers and reinsurers; changes in domestic or foreign laws or regulations, or their interpretation, applicable to
Flagstone, its competitors or its clients; an economic downturn or other economic conditions adversely affecting its financial position; recorded loss reserves subsequently proving to have been inadequate; integration of IPC Holdings, Ltd.; other factors, most of which are beyond Flagstone’s control.
Consequently, all of the forward-looking statements made in this presentation are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Flagstone will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Flagstone or its business or operations. Flagstone assumes no obligation to publicly update any such forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL LEGAL INFORMATION
Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Flagstone plans to file with the United States Securities and Exchange Commission
(the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Flagstone and IPC Holdings, Ltd.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER
RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT FLAGSTONE, IPC HOLDINGS, LTD., THE PROPOSED TRANSACTION AND RELATED MATTERS.
Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus when it becomes available, as well as other filings with the SEC that will be incorporated by reference into such document, containing information about
Flagstone, IPC Holdings, Ltd., the proposed transaction and related matters, without charge, on the SEC’s website at
http://www.sec.gov. These documents (when they are available) may also be obtained free of charge from Flagstone, upon written request to: Brenton Slade, Director of Investor Relations, 23 Church Street, Hamilton HM 11, Bermuda.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Participants in the Solicitation

Flagstone is not currently engaged in a solicitation of proxies from security holders in connection with the proposed transaction.
If a proxy solicitation commences, Flagstone and its directors and executive officers and other members of management may be deemed to be participants in such solicitation. Information regarding Flagstone’s directors and executive officers is available in
Flagstone’s Annual Report on Form 10-K for the year ended December 31, 2008, and the proxy statement, dated April 14, 2009, for Flagstone’s 2009 annual meeting of stockholders and Flagstone’s Current Report on Form 8-K dated June 30, 2009, which are filed with the SEC. Additional information regarding the interests of such directors and executive officers will be included in the joint proxy statement/prospectus to be filed with the SEC.

• Flagstone announced July 1st a proposal to acquire IPC Re for total consideration of
 $33.62 (July 1, 2009 stock price)

• Flagstones proposal of 2.638 FSR shares per IPC share and $5.50 per IPC share in cash represents a superior proposal for IPC shareholders compared to competing proposal

• Combined company results in significant post-transaction combination benefits for the continuing shareholders

• Combined company will have an industry-leading global platform with ability to drive performance and generate increased shareholder value over long-term

• Combined company will continue to be led by an experienced and committed senior management team with clear vision and strong shareholder alignment

EXECUTIVE SUMMARY

TERMS OF TRANSACTION
• [ ]

(1) Based on book value projections from the Dowling IBNR Weekly, 7/2/2009
Transaction:

Flagstone to acquire 100% of IPC Holdings, Ltd.

Offer Price Per Share:

$
3
3.62 (using July 1, 2009 market price)

Premium:

21
% to IPC
07
/
01
/
09
closing price

Consideration:

$5.50 cash;
2.638 FSR shares per IPC share

Diluted TBVPS
received by
IPC shareholders

:

$35.59

Aggregate Consideration:

$
1.8

b
illion

Post Transaction
Ownership:

37
% by Flagstone shareholders

63
% by IPC shareholders

Conditions:

No financing contingencies

Customary conditions regarding receipt of
regulatory and
shareholder
 approvals,
tax opinions,
regulatory
and other matters

COMBINATION ANALYSIS
•[ ]
Combined (7)
6
(1)  Investment portfolio includes cash.
(2)  Does not reflect GAAP purchase accounting adjustments.
(3) FSR’s debt excludes any future borrowings that may be incurred to optimize funding for the transaction.
(4) Flagstone’s junior subordinated debt is largely treated as equity for rating agency purposes
(5) Based on book value projections from the Dowling IBNR Weekly, 7/2/2009
(6) Does not include $300M charge to pay cash portion of the transaction
(7) Sum of both companies.
Source: Company filings
As of

March 31, 2009
Investment Portfolio
(1)
$2,190.0

$1,7
28
.
5

$3,918
.

Total Assets

$2.453.1

$2,472.0

$4,925.1

Loss & LAE Reserves

$354.5

$429.8

$784.3

Stockholders’ Equity

(2)
$1,849.5

$1,
02
4.1

$
2,873.6

(

)

Corporate Debt
(3)
$0.0

$265
.3

$265
.3

Tot
al
Hybrid
Debt

/

Capitalization
(4)
0.0%

17
.
8%

9
.
2
%

Investments/Equity

1.18x

1.
41
x

1.
36
x

2008 GPW

$403.4

$781.9

$1,185.3

2% dilution to FSR Shareholders –
2%

accretive to IPCR Shareholders
(5)

SUPERIOR TRANSACTION VALUE
BY THE NUMBERS

Flagstone’s proposal is superior on a number of key economic fronts to competing proposals
Difference
Net to IPCR
Economic Value to IPC Shareholders
$,000
$ per share unless otherwise stated
Share Exchange Value (July 1, 2009 close)
✓
$28.12
$25.11
12%
$170,679
Cash Component
✓
$5.50
$3.75
47%
$99,131
Total Consideration
$33.62
$28.86
17%
$269,810
Value lost in MXGL Breakup Fee
✓
$0.00
($0.88)
nm
$50,000
Total Value
✓
$33.62
$27.98
20%
$319,810
Premium to IPCR Share Value (July 1, 2009)
✓
21.0%
 0.7%
20%
Premium to IPCR 90 Day Price / Book Value
✓
22.4%
1.8%
21%
Accretive/(Dilutive) to IPCR tangible book value
✓
Accretive
Dilutive
IPC Shareholder Pro Forma Ownership
✓
63.0%
41.5%
52%
Approach to IPCR
✓
Friendly
Hostile
Flagstone
Validus

IMMEDIATE COMBINATION BENEFITS

Source: Company reports based on public company data
Combined Company 3/31/2009 Shareholders’
Equity
COMBINED ENTITY WILL BE
INDUSTRY LEADER IN
SHORT-TAIL REINSURANCE
LOW FINANCIAL LEVERAGE
CREATES FUTURE
OPPORTUNITIES
EXCESS CAPITAL TO SCALE
INTO ATTRACTIVE
OPPORTUNITIES FOR
ENHANCED SHAREHOLDER
VALUE
• Combined company will be in a peer group with the largest broker market companies
• Combined company leverage ratio of 9.2% provides further
 financial flexibility
• IPC shareholders benefit from Flagstone’s Swiss platform
• Combined platform generates significant excess capital to drive long term value for shareholders
    • Ability to deploy capital in attractive returning lines of business
    • Lower G&A ratio on combined basis
    • Ability to improve credit ratings over time

COMBINATION BENEFITS
COMBINED COMPANY HAS HIGHER ROE’S
[ ]

Flagstone Shareholders are investing at modest dilution to tangible book value of less than 2%
($20 million). The investment logic is as follows:
• Combined company has over $400 million excess capital using current FSR capital requirements
• Combined company can generate > 20% marginal returns on this capital
• FSR shareholders own 37% of combined company
• Before optimization and financial leverage
• No increase in risk tolerance

COMBINED BUSINESS STRATEGY
THE FLAGSTONE DIFFERENCE
• Utilize industry-leading technology

• Leverage off a global, integrated business platform

• Pursue a balanced high-margin global strategy

• Capitalize on experienced underwriting team

• Committed and Shareholder-aligned Leadership

THE FLAGSTONE DIFFERENCE
Industry leading Technology

Source: company data
*Loss ratio for non-life segment
** Calculated as a straight average of 3 ratios
INDUSTRY LEADING
TECHNOLOGY RESULTS IN A
SUPERIOR LOSS RATIO
OVER TIME
3 YEAR ANALYSIS
UNDERWRITING
PROFITABILITY LOSS
RATIOS (AS REPORTED)
• Entire company integrated through technology
• Thin-client model enables global risk management
• Fully integrated work flow, underwriting, and risk management system
• Combination of commercial models and in-house CAT modeling effectively analyze data
• Real-time portfolio simulation, optimization and analysis
• Industry’s largest supercomputer (7 TFLOPS) enable optimization,
 CAT modeling, and real-time weather prediction
3 Year Analysis - Underwriting profitability loss ratios (as reported)

PERFORMANCE: PEER ANALYSIS

2008 UNDERWRITING
PROFITABILITY - LOSS
RATIO (as reported)
2008 UNDERWRITING
PROFITABILITY - LOSS
RATIO (ex releases)
Source: Company reports based on public company data

THE FLAGSTONE DIFFERENCE
UNIQUE GLOBAL PLATFORM
Source: Flagstone investor presentations
*Numbers refer to Flagstone’s global platform not combined entity
• Creates ability to effectively analyze risk
• Offers fast, efficient service to clients 24 hours a day
• Sources more risks and allows us to be more selective in the risks we choose (offer to bind ratio approx.
 25%)
• Penetrates local markets using locals- sources business that wouldn’t typically be directed to Bermuda or
 London
• Operating Centers retain more professional talent in comparison to companies several times our size
Canada (94)
Bermuda (61)
Island Heritage (26)
Cayman Islands
UK (79)
Africa (9)
India (101)
Cyprus (35)
Barbados (24)
New York (2)
Brazil (1)
Luxembourg (8)

Combined GWP
IPCR - 2008 GPW (1)
FSR - 2008 GPW (2)
Property
Catastrophe
Other Short Tail
Property
Catastrophe
Property
Short-Tail
Specialty
& Casualty
Insurance
Property
Catastrophe
Other
Property
Short-Tail
Specialty
& Casualty
Insurance
Source: Company filings.
(1)  IPCR 2008 GPW calculated by using line of business disclosure excluding reinstatement insurance.
(2)  FSR data is pro-forma for Marlborough acquisition, completed in November 2008. Marlborough data converted from GBP to USD at rate of 1.855x for 2008.

GPW BY LINE OF BUSINESS
Smart diversification:
Continued focus on high-
return short-tail business
Maintain a diversified
platform by geography and
line of business
Growing specialty lines
focus
Tactical annual capital
allocation
2008 GWP = 403mm
2008 GWP = 740mm
THE FLAGSTONE DIFFERENCE
BALANCED HIGH-MARGIN GLOBAL STRATEGY

GPW BY GEOGRAPHY
Combined company will
have a global platform (13
offices in 12 countries)
with 500+ employees as
base to analyze risk and
increase business
production
Lloyd’s branding provides
further global reach with
efficient capital structure
Increased capital,
relationships and skills to
pursue the best global
business
FSR - 2008 GPW
IPCR - 2008 GPW
United
States
Worldwide (1)
Europe
Japan and
Australasia
Other
North
America
Worldwide (1)
Europe
Japan and
Australasia
Other
Caribbean (2)
North
America (3)
Europe
Japan and
Australasia
Caribbean (2)
Other
Source: Company filings.
(1)  Includes specialty contracts that cover risks in multiple geographic zone such as aviation, space, marine, etc.
(2)  Gross written premiums related to the Insurance segment are included in the Caribbean geographic area.
(3) Includes FSR North America and IPCR United States.
Worldwide (1)

2008 GWP = 403mm
2008 GWP = 740mm
THE FLAGSTONE DIFFERENCE
BALANCED HIGH-MARGIN GLOBAL STRATEGY

37 Underwriters
11 Actuaries
18 Catastrophe Modelers

THE FLAGSTONE DIFFERENCE
EXPERIENCED UNDERWRITING TEAM

Senior Underwriting Team Members

Classes Written

Previous Industry Experience
Industry Experience
Guy Swayne

Chief Underwriting Officer, International

•

Property Cat

•

Property Risk & Pro
Rata
•

Multi
-
line P&C

•

Specialty Lines
•

CUO: ACE Tempest Reinsurance Ltd.

•

EVP: ACE Financial Solutions International
22 years

Gary Prestia

Chief Underwriting Officer, North America

•

Property Cat

•

Property Risk & Pro Rata

•

Multi
-
l
ine P&C

•

Specialty Lines
•

CEO: Alea
North America
•

President: Convernium North America

•

SVP: Transatlantic Re

23 years

Dominic Kirby

Managing Direct or –
Marlborough
Underwriting Agency Limited

•

Marine

•

Energy

•

Engineering
•

Chief Underwriting Officer, Global Marine &
Energy: Navigators Group

16 years

John Hyland

Chief Underwriting Officer
Flagstone Réassuran
ce Suisse SA
•

Property Risk & Pro Rata

•

Local Property Catastrophe

•

Facultative Property

•

Worker’s Compensation
•

Marine

•

Active Underwriter: Lloyds Syndicate 2121

•

Underwriter: Transatlantic Re

26 years

Les Allen

Underwriting Director & Active Underwriter,
Syndicate 1861

•

Marine

•

Energy

•

Named Underwriter: Syndicate 62

•

Underwriter: Commercial Union, London

37 years

Tom Guarnera

Managing Director

•

Marine

•

Energy

•

Senior Vice President: Mutual Marine Office
pf America
37 years

• Industry Leading Shareholder Alignment
• 10 of 12 Board Members are Independent

THE FLAGSTONE DIFFERENCE
COMMITTED MANAGEMENT TEAM
	Previous Experience	Experience
Mark Byrne Executive Chairman	• Chairman: West End Capital Management • Director: White Mountains, Terra Nova, Markel • Significant Capital Markets experience - Salomon Brothers, Credit Suisse, Lehman Brothers	22 years
David Brown Chief Executive Officer & Deputy Chairman	• Chairman: Merastar Insurance • CEO: Centre Solutions (Bermuda) • Partner: Ernst & Young	26 years
Mr. Byrne and Mr. Brown have a combined investment of 11.7% of FSR
The most shareholder friendly leadership

I. Investment Portfolio
II. Underwriting, Actuarial, Modeling, and Claims Team
III. Board of Directors

APPENDIXES

Combined
IPCR
FSR
Fixed
Maturities
Equities
Cash & Cash
Equivalents
Fixed
Maturities
Other
Cash
& Cash
Equivalents
Fixed
Maturities
Other
Cash
& Cash
Equivalents
Equities

Source: Company filings.
.
Conservative portfolio:
• No substantial exposure
to sub-prime or Alt-A
securities
• Lower current returns –
focus on underwriting
• Maintain stable capital
base with which to
underwrite
3/31/09 Investments: 2,190mm
3/31/09 Investments: 1,125 mm
INVESTMENT PORTFOLIO
APPENDIX I

Line of Business	# of Underwriters (Multiple classes)	Average year experience
Property	17	20.3
Property Cat	20	16
Aviation	8	19.3
Space	6	19.3
Motor	9	22
Energy	13	25.6
Engineering	7	23.1
Agribusiness	7	21
Marine Hull	9	27
Marine XOL	10	23.8
Marine Cargo	7	26.6
Inland Marine	7	26.6
Casualty	12	19.3
Underwriting Team - 37 Underwriters with significant industry experience
	# of Team Members	Average year experience
Actuaries	11	11
Modelers	18	7
Claims	7	18.5
Actuarial, Modeling & Claims Teams
EXPERIENCED TEAMS
APPENDIX II

Board of Directors	Background
Gary Black
Gary Black has been a director since June 2006. He was Chief Claims Executive and Senior Vice President of OneBeacon Insurance Company, a
subsidiary of White Mountains Insurance Group, until his retirement in 2006. Prior to joining OneBeacon in January of 2004, Mr. Black spent 35 years with Fireman's Fund Insurance Companies where he was an Executive Vice President and President of the Claims Division. At Fireman's
Fund his responsibilities included claims, corporate administration, general counsel, staff counsel and systems. He received his B.A. degree from Southwest Baptist University and is a Chartered Property Casualty Underwriter.

David Brown
David Brown is a founder of Flagstone and has served as Chief Executive Officer since its inception. From September 2003 until our inception,
Mr. Brown served as the Chief Executive Officer of Haverford (Bermuda) Limited and as the Chief Operating Officer of West End Capital
Management (Bermuda) Limited. During his time at Haverford, Mr. Brown led the team which analyzed, structured and negotiated the acquisition of Merastar Insurance Company in 2004. As Chairman of Merastar, he led the board's oversight of the successful turn-around strategy.
Mr. Brown joined Centre Solutions (Bermuda) Limited in 1993, and was its President and Chief Executive Officer at the time of his retirement in
1998. At Centre, Mr. Brown was responsible for the global operations of a group with over $7 billion in assets and offices in several countries.
Prior to joining Centre, Mr. Brown was a Partner with Ernst & Young in Bermuda. During his ten years with Ernst & Young, he specialized in insurance and was involved in the liquidation of numerous insurance companies in Bermuda, the U.K. and the U.S.
Mr. Brown is the non-executive Chairman of the Bermuda Stock Exchange and a Director and Trustee for the Schroder Family Trusts. Mr. Brown is
a Fellow of the Institute of Chartered Accountants in England & Wales and a Member of both the Institute of Chartered Accountants of Bermuda and the Canadian Institute of Chartered Accountants.

Mark Byrne
Mark Byrne is the Executive Chairman and a Founder of Flagstone Reinsurance Holdings Ltd. Prior to founding Flagstone, Mark Byrne founded and managed West End Capital Management (Bermuda) Limited, a Bermuda investment management firm engaged primarily in Fixed
Income Arbitrage. Along with his professional staff he managed over $1bn of net assets.
Mark has been involved in the insurance and reinsurance business as an owner/investor and board member for many years. He has invested at early stages in several insurance companies and has served on the boards of a number of insurance companies, including three public companies prior to Flagstone: White Mountains Insurance Group, Terra Nova (Bermuda) Holdings and Markel Insurance.
Mark holds an MBA from the Tuck School of Business at Dartmouth, where he also completed his Bachelor’s degree in philosophy.

BOARD OF DIRECTORS BIOGRAPHIES
APPENDIX III

BOARD OF DIRECTORS BIOGRAPHIES
APPENDIX III (cont)
Board of Directors	Background
Stephen Coley
Stephen Coley is Director Emeritus of McKinsey & Company. During his 28+ years of active client service with McKinsey, Mr. Coley led a wide variety of successful business strategy and organization efforts, principally serving technology and basic industrial clients. He is co-author of The
Alchemy of Growth, an international best-selling management book. Mr. Coley also led the Firm’s corporate growth practice, which researched and developed important insights regarding the leadership and strategic challenges of developing and sustaining growth in large corporations.
In addition, Mr. Coley served for 10 years on McKinsey’s Investment Committee, which oversees employee profit sharing investments and partner alternative investment vehicles. Mr. Coley served as chairman from 2000 to 2004.
Prior to joining the Firm, Mr. Coley served in the U.S. Navy for six years in the naval reactors program, including two years as a nuclear plant electronics and reactor control officer and two years developing, teaching, and supervising instruction in various courses in electrical and nuclear engineering theory and operations.
Mr. Coley received an M.B.A., with distinction, from Harvard Business School, where he was named a Loeb Fellow in finance. He has a B.S. in electrical engineering from Duke University. Mr. Coley currently serves on the Boards of Directors of Dycom Industries and Underwriters
Laboratories. He also serves on the Duke University Pratt School of Engineering Board of Visitors and as a Board Advisor to Havell Capital
Management, a money management firm in New York City.

Thomas Dickson
Tom Dickson is currently the President and CEO of Haverford Investment Management (GP) Limited and Haverford Investment Advisors (Cayman)
Limited. Previously, Tom served as President and CEO of the Centre Group and as its Chief Underwriting Officer. The Centre Group held assets in excess of $9 billion and capital in excess of $1billion. He joined the Centre Group at the time of its establishment in 1988 and, prior to assuming responsibilities as Chief Underwriting Officer, served in a variety of business production and underwriting capacities in Bermuda and New York.
Prior to joining Centre, Tom held underwriting positions at the Overseas Private Investment Corporation (OPIC).
While at the Centre Group, Tom was responsible for investments made in a variety of specialized insurers including a new Florida homeowner’s insurer and a domestic non-standard auto insurer. In addition, and as a result of providing significant reinsurance and credit capacity, the Centre
Group was granted board seats and equity participation in several insurers and finance companies that came under Tom’s management responsibility.

BOARD OF DIRECTORS BIOGRAPHIES
APPENDIX III (cont)
Board of Directors	Background
Stewart Gross
Stewart Gross is a Managing Director and member of the Investment Committee of Lightyear Capital, a private equity firm investing in companies in the financial services industry. Prior to joining Lightyear, Mr. Gross spent 17 years at Warburg Pincus where he was a Managing
Director and member of the Executive Management Group. Mr. Gross has been a primary investor in many highly successful companies, including BEA Systems, VERITAS Software (OpenVision), Renaissance Reinsurance, SkillSoft, Intuit (ChipSoft), Eagle Investment Systems, SHL
Systemhouse, Kansas City Southern Industries and Magma Copper Company. Mr. Gross is currently a Director of BEA Systems, SkillSoft, and
Yodlee (a private company).
Mr. Gross received an A.B., Magna Cum Laude from Harvard College and an M.B.A. from Columbia Business School where he was elected to Beta
Gamma Sigma. Mr. Gross is chairman of the Civic Capital Corporation, an affiliate of the New York City Investment Fund, a director of Boys & Girls
Harbor and a trustee of The Mt. Sinai Children’s Center Foundation.

E. Daniel James
Danny James is a Principal of Lehman Brothers Merchant Banking and a Managing Director of Lehman Brothers. Danny joined LBMB in 1995.
Prior to joining LBMB, he was a member of the M&A Group based in London and New York. In 1988, Danny joined Lehman Brothers Financial
Institutions Group. He is currently a director of Blount International, Inc. (NYSE: BLT), Phoenix Brands LLC and Flagstone Reinsurance Holdings,
Ltd. Danny holds a B.A. in Chemistry, with honors, from the College of the Holy Cross.

Dr. Anthony Knapp
Dr. Tony Knap is the President, Director and Senior Research Scientist at the Bermuda Institute of Ocean Sciences.
Dr. Knap received his Ph.D. in oceanography in 1978 from the University of Southampton, U.K. In 1994 he founded the Risk Prediction Initiative, a partnership between the science community and the Re-insurance industry providing essential information between natural disasters and changing climate.
Dr. Knap's principal research interests are climate change, environmental science, atmosphere/ocean interactions, effects of chemicals on the marine environment as well as relationships between ocean health and human health. Dr. Knap is a Professor at the University of Plymouth, UK
and is an Adjunct Professor at the University of Delaware and NOVA University. Dr. Knap serves on expert panels for several international organizations and has served as the chairman of the Health of the Ocean Committee for the Global Ocean Observing System (GOOS). He is
co-chair of the Coastal Ocean Observing Panel for GOOS. He has served on many science panels for the US National Science Foundation. He is the author of over 90 peer-reviewed journal articles and one book on ocean science and climate.

Board of Directors	Background
Anthony Latham
Tony Latham is a former member of the Group Executive of RSA Group plc where he held a variety of senior executive roles over a period of 17 years.
RSA Group plc is an international insurance group, listed on the London Stock Exchange.
Before that he worked for an International Insurance Broking firm for 19 years.
Tony is Chairman of Pool Reinsurance Limited, the U.K. Government-backed terrorism damage reinsurer. He is also the Chairman of Pool
Reinsurance (Nuclear) Limited. He is Deputy Chairman of Codan A/S and Codan Forsikring A/S in Denmark where he chairs the audit committee.
He is a Director of Realty Insurance Limited, of Ecclesiastical Insurance Group plc and Ecclesiastical Insurance Office plc as well as a Director of
Torus Insurance (U.K.) Limited.

Jan Spiering
Jan Spiering is former Chairman and Managing Partner of Ernst & Young. During his tenure at Ernst & Young, Jan was a member of the firm’s Global
Advisory Counsel, founding member of the International Investment Committee, and was Chairman of the firm’s Offshore Fund’s Group. Prior to joining Ernst & Young in 1979, Jan was with Robson Rhodes. He retired from Ernst & Young in 2002.
Jan currently serves on the Board of Directors for WP Stewart & Co Ltd (a NYSE listed company), Montpellier Resources Ltd (a Bermuda Fund of
Funds), Corona Capital Ltd, and the Mid Ocean Club. Jan has also held numerous positions on various boards and committees in Bermuda, including Deputy Chairman of Bermuda International Business Association, Chairman of Local Costs Committee for the Competitiveness
Committee, Chairman of Bermuda’s International Business Association Mutual Funds Committee, Chairman of the International Business Forum,
Chairman of the Board of Governors at the Bermuda College, and Deputy Chairman of the Board of Education.

Wray T. Thorn
Wray Thorn has been a director since October 2006. Mr. Thorn is the Managing Director of Private Equity at Marathon Asset Management, LLC, a
global alternative investment and asset management company with over $7.5 billion in capital, where he has worked since June 2005. In his current role, Mr. Thorn provides private equity capital to companies to support management buyout transactions, acquisition and expansion strategies, growth programs, shareholder transitions and financial restructurings.
Prior to joining Marathon, Mr. Thorn spent a total of 12 years working sponsoring and financing private equity transactions, acquisitions and capital markets transactions at Fox Paine & Company, Dubilier & Company, where he was a principal and founding member, and the Acquisition
Finance Group of Chemical Bank. He is a graduate of Harvard University with an A.B. in Government, cum laude.

Peter F. Watson
Peter F. Watson was appointed director in September, 2007. Mr. Watson is the former Chief Executive Officer of Attorney’s Liability Assurance
Society (Bermuda) Ltd. (“ALAS”), a mutual insurance company formed in Bermuda to provide professional liability insurance for large US law firms.
Prior to joining ALAS in 1998, Peter’s career was with Price Waterhouse, initially in London and Montreal and, since 1975, in Bermuda where he also served as senior partner of the firm. In his latter years with Price Waterhouse, he was responsible for managing the worldwide professional indemnity program for the firm. Peter is a past president of the Institute of Chartered Accountants of Bermuda and a Fellow of the Institute of
Chartered Accountants and the Quebec Order of Chartered Accountants.

BOARD OF DIRECTORS BIOGRAPHIES
APPENDIX III (cont)

FLAGSTONE REINSURANCE HOLDINGS LIMITED
Crawford House, 23 Church Street,
Hamilton, HM 11, Bermuda
www.flagstonere.com
Acquisition of IPC Holdings, Ltd.
PROPERTY | PROPERTY CATASTROPHE | SPECIALTY LINES | SHORT-TAIL CASUALTY